TASEKO TO RELEASE Q1 2015 RESULTS

May 11, 2015, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") will release its year end 2014 results after market close on Wednesday, May 13, 2015.

The Company will host a telephone conference call and live webcast on Thursday, May 14 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until May 21, 2015 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 33407188.

For further information on Taseko, please see the Company’s website tasekomines.com or contact:

Brian Bergot, VP, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.